

Mail Stop 7010

January 11, 2008

Mr. Richard A. von Gnechten
Chief Financial Officer
Houseraising, Inc.
4801 East Independence Blvd.
Suite 201
Charlotte, NC 28212

> **RE:** **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Form 10-QSB for the periods ended March 31, 2007, June 30, 2007 and**
> **September 30, 2007**
> **File No. 0-50701**

Dear Mr. von Gnechten:

We have reviewed your response and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements

Note A – Summary of Significant Accounting Policies, page 17

Capitalized Software, page 18

1. We have reviewed your response to prior comment 4 from our letter dated
    October 25, 2007. Given the significance of your capitalized software asset,
    please provide a critical accounting policy in Management's Discussion and
    Analysis so that readers of your financial statements can fully understand and
    analyze the software costs you have capitalized. Specifically address the fact that
    you have capitalized 100%, 90% and 75% of the compensation afforded your
    Chief Technology Officer, President and Senior Vice President and the period
    over which you have capitalized their compensation. Specifically justify how you
    determined these allocations. In this regard, we continue to have concerns about
    the appropriateness of these allocations. For instance, it is unclear to us how your
    Chief Technology Officer did not have other technology responsibilities relating
    to accounting and reporting systems or computer network systems, etc. such that
    he could have spent 100% of his time performing the processes of computer
    software development identified in SOP 98-1. In addition, while we understand
    that the system reflects Mr. McLemore's 40 years of building experience, it is
    unclear to us how he had the technical expertise to (1) design the chosen path,
    including software configuration and software interfaces, (2) code, (3) install to
    hardware and (4) test the software. We have similar concerns regarding the
    allocation of Ms. Carriker's compensation. As such, ensure that your expanded
    disclosure specifically identifies the processes of computer software development
    performed by each of these three individuals.

2. We have reviewed your response to prior comment 5 from our letter dated
    October 25, 2007. We note your objection to disclosing the amounts of forward
    looking projected revenues. However, we believe that a critical accounting policy
    that fully discusses your basis for determining that, as of each balance sheet date
    presented, your capitalized software costs were not impaired is necessary for a
    reader's full understanding of your financial statements. As such, please expand
    your critical accounting policy to discuss the fact that a material assumption you
    use in determining the recoverability of your capitalized software is projected
    revenues. Clarify for readers how such projections are determined. For each
    period for which a balance sheet is presented, tell readers whether or not you met
    those projections. If you had a shortfall in those projections, clearly indicate the
    magnitude of the shortfall (on a percentage basis, etc.) and the reasons for any

shortfalls such that a reader understands why, notwithstanding the fact that you did not meet your projected revenue targets, your capitalized software was not impaired.

* * * *

Please respond to these comments and file the requested amendments within 10 business days to address these comments as well as our previously issued comments, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief